SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Avalon Rare Metals Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

053470100
(CUSIP Number)

June 17, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053470100	13G	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS Empery Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53% (See Item 4)*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 053470100	13G	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS Ryan M. Lane
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 053470100	13G	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS Martin D. Hoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,984,319 Common Shares 6,466,513 Common Shares issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.53% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, these reported securities are subject to a 4.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of Common Shares that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of Common Shares beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 053470100	13G	Page 5 of 10 pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Avalon Rare Metals Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 130 Adelaide Street West, Suite #1901, Toronto, Ontario M5H 3P5.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Common Shares (as defined in Item 2(d) below) of the Company:

Investment Manager

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Shares held by, and underlying the Reported Warrants held by, certain funds to which the Investment Manager serves as investment manager (the "Empery Funds").

Reporting Individuals

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Shares held by, and underlying the Reported Warrants held by, the Empery Funds.

(iii) Mr. Martin D. Hoe ("Mr. Hoe"), with respect to the Common Shares held by, and underlying the Reported Warrants held by, the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of the Reporting Individuals is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is:

1 Rockefeller Plaza, Suite 1205
New York, New York 10020

CUSIP No. 053470100	13G	Page 6 of 10 pages

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares, without par value (the "Common Shares")

Item 2(e).	CUSIP NUMBER:

053470100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________

CUSIP No. 053470100	13G	Page 7 of 10 pages

Item 4.	OWNERSHIP.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 126,343,686 Common Shares issued and outstanding as of the date the Company completed its Private Placement (as defined in Exhibit 99.1 to the 6-K Filing (as defined below) referenced below), as represented in Exhibit 99.1 of the Company's Current Report on Form 6-K, filed with the Securities and Exchange Commission on July 10, 2014 (the “6-K Filing”) and assumes the exercise of the reported warrants (the "Reported Warrants") subject to the Blocker (as defined below).

Pursuant to the terms of the reported warrants (the "Reported Warrants"), the Reporting Persons cannot exercise any of the Reported Warrants if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Common Shares (the "Blocker"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of the Reported Warrants due to the Blocker.

On June 24, 2014, the Reporting Persons held 8,167,772 Common Shares and 6,466,513 Common Shares issuable upon exercise of the Reported Warrants (which were subject to the Blocker) or 7.56% of the issued and outstanding Common Shares based on 122,244,820 Common Shares then outstanding as disclosed in the Exhibit 99.1 attached to the 6-K Filing.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all Common Shares held by, and underlying the Reported Warrants (subject to the Blocker) held by, the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Common Shares held by, and underlying the Reported Warrants (subject to the Blocker) held by, the Managed Account and the Empery Fund. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person. Each of the Reporting Individuals hereby disclaims any beneficial ownership of any such Common Shares.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

CUSIP No. 053470100	13G	Page 8 of 10 pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 053470100	13G	Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 25, 2014

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe

CUSIP No. 053470100	13G	Page 10 of 10 pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: August 25, 2014

EMPERY ASSET MANAGEMENT, LP
By: EMPERY AM GP, LLC, its General Partner

By: _/s/ Ryan M. Lane
Name: Ryan M. Lane
Title: Managing Member

/s/ Ryan M. Lane
Ryan M. Lane

/s/ Martin D. Hoe
Martin D. Hoe